China Pharma Holdings, Inc.

Second Floor, No. 17, Jinpan Road

Haikou, Hainan Province, China, 570216

November 9, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Attn: Dillon Hagius and Jason Drory

Re:	China Pharma Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 30, 2023

Response dated October 18, 2023

File No. 001-34471

Dear Messrs. Hagius and Drory:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated October 27, 2023 (the “Comment Letter”), to China Pharma Holdings, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 30, 2023.

This letter provides the Company’s response to the Staff’s comment contained in the Comment Letter. The text of the Staff’s comment is set forth in bold below, followed by the response of the Company and the Company’s proposed revised disclosure. Once the comment is cleared, as previously communicated with the Staff, the Company will incorporate such disclosure to the upcoming Annual Report on Form 10-K for the year ended December 31, 2023 to be filed with the Commission publicly (“10-K for FY2023”).

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.	We have read your response to prior comment 2. As previously requested, please revise to disclose the extent to which there are explicit contractual provisions regarding the payment of account receivables to you which are contingent on the receipt of payments from state-owned hospitals and local medicine distributors and to disclose the level of your insight on the receipt of payments by your customer distributors from their state-owned hospitals as indicated in your response. Provide us with a draft of your proposed disclosure.

Response: In response to the Staff’s comment, the Company proposes to add the disclosure in Blue Bold Italic font under the Bad Debt Benefit sub-section of Management’s Discussion and Analysis of Financial Condition and Results of Operations section:

“Bad Debt Benefit

Our bad debt benefit for the year ended December 31, 2022 was $93,851, as compared to $255,215 in 2021.

In general, our normal customer credit or payment terms are 90 days. This has not changed in recent years. Such relatively long credit term is due to the peculiar environment affecting the Chinese pharmaceutical market, as deferred payments by state-owned hospitals to local drug distributors are common, and their deferred payments will indirectly delay the payments from our customers to us. Due to the timeliness requirements of the NMPA for logistics of drug sales, Helpson, like most other pharmaceutical companies in China, sells substantially all the drugs to local drug distributors, certified by GSP (Good Supply Practice), the standard of products supply, which is a standard protocol to control the quality of the products during circulation. These GSP certified distributors then sell the drugs to state-owned hospitals. The GSP certified distributors’ payments to us are usually delayed as they will pay us after they receive payment from the state-owned hospitals. Therefore, as most of our customers are GSP certified distributors, we adopt a unified policy for bad debt allowance reserves for GMP’s customers who are typically GSP certified distributors. There are no written contracts between the Company and any of its distributors requesting the distributors to pay the Company’s account receivable upon their receipt of funds from its customers, or state-owned hospitals.  Nevertheless, the Company’s customers typically process the payment of the account receivable to the Company upon their receipt of payment from their customers, i.e., the state-owned hospitals, as a matter of implied consensus. In the event the length of collection term is deviated from any of the past pattern of any particular customer, the Company will adjust its credit term.”

In addition, the Company proposes to add conforming changes in Blue Bold Italic font in the following risk factor under the Risk Factors section of the 10-K for FY2023:

“We rely on distributors for all of our revenues and failure to maintain relationships with and collect payment from, our distributors or to otherwise expand our distribution network would materially and adversely affect our business.

We sell our products exclusively to pharmaceutical distributors in the PRC and rely on distributors for all of our revenues. We have business relationships with over 1,000 distributors in the PRC. For the year ended December 31, 2022, no customer accounted for more than 10.0% of sales, and three customers accounted for 52.9%, 11.4%, and 10.4% of accounts receivable. In line with industry practices in the PRC, we enter into written sales agreements with our distributors. However, such sales agreements are not in substance equivalent to a typical distribution agreement in the United States. Each sales agreement is more in the form of a sales order and specifies one or several purchases of one or more products without any continuing obligation to purchase any additional amount of products. There are no written contracts between the Company and any of its distributors requesting the distributors to pay the Company’s account receivable upon their receipt of funds from its customers, or state-owned hospitals. Pharmaceutical distributors typically process the payment of the account receivable to the Company upon their receipt of payment from their customers, i.e., the state-owned hospitals, as a matter of implied consensus. In the event the length of collection term is deviated from any of the past pattern of any particular customer, the Company will adjust its credit term. Any potential default in repaying the accounts receivable without recourse by the Company may materially and negatively affect the Company’s profitability and business. In the event certain distributors choose not to continue their relationship with us after completing their existing sales agreements, they can do so without breaching any contract or agreement, our financial results could be adversely affected if we cannot find the substantially similar distributors in time under such circumstances. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition, financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.”

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at hellen@chinapharmaholdings.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Zhilin Li
Name:	Zhilin Li
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.

3